UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer’s ID (CNPJ/MF) No. 76.535.764/0001-43

Company Registry (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in addition to the Notice to the Market disclosed on February 6, 2018, informs its shareholders and the market in general that the period for the creditors of the Company and its subsidiaries Oi Móvel S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance BV – In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization (collectively, the “Entities Under Reorganization”) to choose among the payment options for the recovery of their respective credits under the Judicial Reorganization Plan of the Entities Under Reorganization (the “Plan”) expired at the end of the day on February 26, 2018. In respect solely to the bondholders, the Company informs that it learned of a judgement rendered by the 7th Corporate Court of the Judicial District of the Capital of the State of Rio de Janeiro, which, among other determinations, decided:

“In light of the trustees’ omission and the prejudice that it led to, I hereby determine, in favor of the bondholders, who were helpless at the moment, the extension of the deadline to exercise the payment option.

Therefore, the bondholders who wish to individualize their credits (by filing a petition in the case records and subsequent choice through the electronic platform) may do so until March 8, 2018.”

The Company will keep its shareholders and the market informed about the development of the subject matter of this Notice to the Market.

Rio de Janeiro, February 27, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer